Exhibit 99.2

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2015 AND JUNE 30, 2014

Revenues for the six months ended June 30, 2015 were $ 11.93 million, compared to $ 14.13 million in the six months ended June 30, 2014. The decrease in revenues in the six months ended June 30, 2015 was due mainly to a slowdown in investments in equipment by food retail chains in Israel.

Gross profit for the six months ended June 30, 2015 was $ 2.36 million (gross margin of 19.7%), compared to $ 2.69 million (gross margin of 19.0%) for the six months ended June 30, 2014.

Selling and marketing expenses for the six months ended June 30, 2015 decreased to $ 1.37 million from $ 1.6 million in the six months ended June 30, 2014. The reduction in expenses was attributed mainly to a reduction in commissions cost as a result of a decrease in revenues.

General and administrative expenses for the six months ended June 30, 2015 decreased to $ 0.76 million, compared to $ 0.89 million in the six months ended June 30, 2014, due, partly, to a reduction in consulting fees.

As a result of the above, operating profit in the six months ended June 30, 2015 amounted to $ 227,000, compared to $ 199,000 in the six months ended June 30, 2014.

Financial expenses for the six months ended June 30, 2015 were $ 221,000, compared to $ 261,000 in the six months ended June 30, 2014. The decrease is attributed mainly to a reduction in loans.

Net profit in the six months ended June 30, 2015 amounted to $ 5,000 compared to a net loss of $ 68,000 in the six months ended June 30, 2014. On a per share basis, the basic and diluted net profit per share in the six months ended June 30, 2015 was $ 0.00, compared to net loss of $ 0.05 in the six months ended June 30, 2014.

Liquidity and Capital Resources

As of June 30, 2015, we had $ 4.26 million in short term bank loans drawn under a revolving credit facility, long term loan of $ 79,000 and current maturities of $ 380,000. Cash and cash equivalent as of June 30, 2015 amounted to $ 1.37 million. The Company had positive working capital of $ 1.22 million as of June 30, 2015 and it is the Company's opinion that current working capital is sufficient for the Company's present requirements.

On February 17, 2015, the Company entered into a Standby Equity Distribution Agreement, or the 2015 SEDA, with YA Global under which the Company may, for a forty-month period beginning on the date on which the Commission first declares effective a registration statement registering the resale of its Ordinary Shares by YA Global, sell Ordinary Shares to YA Global for a total purchase price of up to $ 1,300,000, at its sole discretion. The Company has paid to YA Global a commitment fee of 28,930 Ordinary Shares.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company raised an aggregate amount $ 588,662 at a price per share of $ 2.406.

The Company's loans from Bank Leumi are secured by:

●	first ranking fixed charges on the goodwill of the Company and its Israeli subsidiaries, on the Company's shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts of Odem; and

●	floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future.

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantees the Company's liabilities to Bank Leumi.

The Company's loan from Bank HaPoalim is secured by long term bank deposits in the amount of $ 267,000.

We finance our activities by different means, including short and long-term loans, and income from operating activities.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, the level of resources devoted to research and development, new product introductions, and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2015, our trade receivables' and trade payables' aging days were 99 and 78 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers' indemnities, in excess of the proceeds received from liability insurance which we obtain.

Cash Flows

Net cash used in operating activities in the six months ended June 30, 2015 was $ 164,000, compared $ 140,000 in the six months ended June 30, 2014.

Net cash used in investing activities in the six months ended June 30, 2015 amounted to $ 212,000, compared to $ 117,000 in the six months ended June 30, 2014. The increase is attributed to a rise in restricted deposits set to guaranty submissions to tenders.

Net cash provided by financing activities in the six months ended June 30, 2015 amounted to $ 223,000, compared to cash used in financing activities in the amount of $ 339,000 in the six months ended June 30, 2014. The gap is related to a reduction in the repayment of loans.